UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-55219

(Check One):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q	[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended: March 31, 2017

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INCEPTION mining inc.

Full Name of Registrant

N/A

Former Name if Applicable

5330 SOUTH 900 EAST

SUITE 280

MURRAY, UTAH 84107

Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N- SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

We were unable to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “Quarterly Report”) within the prescribed time period because of technical connectivity difficulties between our filing server and the Commission’s EDGAR server. The Quarterly Report was completed, executed and ready to be filed with the Commission prior to the 5:30 p.m. Eastern time deadline for acceptance of filings on May 15, 2017, the due date for the filing, and we attempted to commence transmission of the Quarterly Report on the SEC’s EDGAR system prior to such deadline. In spite of our best efforts to submit the Quarterly Report with the Commission on a timely basis, our filing server was unable to do so due to such connectivity issues.  We intend to submit a written request for a date adjustment for the filing date to the Commission for the acceptance date to be changed from May 16, 2017 to May 15, 2017.  However, as a precautionary matter, we are submitting this Form 12b-25 to ensure that we remain timely in our periodic filings under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Trent D’Ambrosio	(801)	312-8113
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X]	No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ]	No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inception Mining Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2017	By:	/s/ Trent D’Ambrosio
Trent D’Ambrosio, CEO